

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2019

Stephen Smith
Chief Financial Officer
Inseego Corp.
9605 Scranton Road, Suite 300
San Diego, CA 92121

  Re: Inseego Corp
    Form 10-K for the Year Ended December 31, 2017
    Filed March 16, 2018
    File No. 001-38358

Dear Mr. Smith:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Telecommunications